[GROUPO PAO DE ACUCAR LOGO] [GRAPHIC OMITTED]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                           CNPJ/MF: 47.508.411/0001-56
                              Publicly-held Company

                                  MATERIAL FACT

In compliance with the request received by the Official Letter CVM/SEP/GEA-2/N(degree)104/05, and, regarding the article "Pao de Acucar vai reduzir custos (Pao de Acucar will reduce costs)" published in Gazeta Mercantil newspaper in March 1st, 2005, the Company ratifies that, based on macroeconomic and market assumptions, as well as productivity gains, the outlook for the current fiscal year is to reach an EBITDA margin between 8.5% and 9%.
The recording and the transcript of the conference call in which such data were initially released are available in the Company's website (www.cbd-ri.com.br). Any change in the abovementioned outlook will be promptly informed to the market by the Company.




                           Sao Paulo, March 7th, 2005.


                           Fernando Queiroz Tracanella
                           Investor Relations Director